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                          May 24, 2021

       Charles Shaffer
       Chief Executive Officer
       Seacoast Banking Corporation of Florida
       815 Colorado Avenue
       Stuart, FL 34994

                                                        Re: Seacoast Banking
Corporation of Florida
                                                            Registration
Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-256157

       Dear Mr. Shaffer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Randolph A. Moore III,
Esq.